John F. Ashburn, Jr., Esq.	Molycorp, Inc.
Executive Vice President	5619 DTC Parkway, St. 1000
and General Counsel	Greenwood Village, CO
80111
Tel 303.843.8040
Fax 303.843.8082
John.Ashburn@molycorp.com
July 13, 2010
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	H. Roger Schwall John Lucas

Re:	Molycorp, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 21, 2010 Supplemental Response Dated July 7, 2010 File No. 333-166129
Ladies and Gentlemen:
          The following sets forth the responses of Molycorp, Inc. (the “Company”) to the comment letters dated July 2, 2010 (the “July 2, 2010 Comment Letter”) and July 12, 2010 (the “July 12, 2010 Comment Letter”), of the staff of the Division of Corporate Finance (the “Staff”) provided in respect of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. This letter is being filed with Pre-effective Amendment No. 3 to the Registration Statement (the “Amendment”). All page number references herein are to page numbers in the form of prospectus filed as part of the Amendment.
July 2, 2010 Comment Letter
General
1.	Comment: Please fill in the blank portions of your prospectus as soon as practicable and allow sufficient time for staff review and comment. In addition, please continue to monitor the need to file exhibits, such as the underwriting agreement and a signed legal opinion.

Response: The Company has filled in the blank portions of the prospectus. In addition, the Company has filed the form of underwriting agreement, which includes the form of the lock-up agreement, and a signed legal opinion and will continue to monitor the need to file exhibits.

Securities and Exchange Commission
July 13, 2010

Risk Factors, page 27
2.	Comment: We note the added disclosures on pages 15 and 27. Please also add risk factor discussion that, because you will need to find alternative funding for your modernization and expansion costs, investors may experience dilution in the event of equity financing, or you may be highly leveraged in the event of debt financing.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 16.
Principal and Selling Stockholders, page 102
3.	Comment: We note your response to comment 17 from our letter dated June 14, 2010. With respect to the shares held by the Pegasus entities, you state that “Mr. Cogut” is the individual with voting and investment power. This appears to be a reference to Craig Cogut, the founder of Pegasus Capital Advisors. In future amendments, please reference Mr. Cogut’s full name at least once for purposes of proper identification.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 104.
Exhibit Index, page II-3
4.	Comment: We note your response to prior comment 19, including your statement that the agreements relating to letters of credit or cash collateral provided by the members of Molycorp Minerals, LLC are not required to be filed because Molycorp, Inc. is not a party to those agreements. In light of the various corporate reorganizations undertaken since 2009, such as those describe on page 12, it appears that Molycorp, Inc. has succeeded to Molycorp Minerals, LLC’s obligations under these agreements or that Molycorp, Inc. otherwise has a beneficial interest in them. Please advise or file.

Response: Molycorp Minerals, LLC (“Molycorp Minerals”) is required to maintain financial assurances, such as surety bonds, with California state and regional government agencies in connection with the Mountain Pass facility closure and reclamation obligations. A third-party insurance agency has issued surety bonds on behalf of Molycorp Minerals to such California state and government agencies. In February 2009, the members of Molycorp Minerals either had letters of credit issued from their respective banks or, in the case of one member, established a cash collateral account for the benefit of the third-party insurance agency as security for the surety bonds issued on behalf of Molycorp Minerals. As of June 30, 2010, the surety bonds are secured by letters of credit supported by the holders of Class A common stock of the Company, who were the former members of Molycorp Minerals.

Additionally in February 2009, Molycorp Minerals agreed to pay each of its then members a five percent annual return on the letters of credit and/or cash collateral on the amount of collateral provided. Under the terms of this arrangement, these former

Securities and Exchange Commission
July 13, 2010

members (and current Class A common stockholders of the Company) may receive quarterly payments, delayed payments or payments-in-kind.

None of the Company, Molycorp Minerals or any of the Company’s other subsidiaries is a party to the letters of credit, as they are issued directly to the third-party insurance company from the former members’ respective banks. The Company believes that the arrangement described above among Molycorp Minerals and its former members pursuant to which the former members provide letters of credit and Molycorp Minerals in turn provides a rate of return on such letters of credit would be considered a material agreement pursuant to Item 601 of Regulation S-K. Because there is no formal written agreement for this collateral arrangement, the Company has filed as Exhibit 10.17 a written description of such arrangement.
July 12, 2010 Comment Letter
General
1.	Comment: Please file the underwriting agreement, lock-up agreement, and a signed legal opinion as soon as practicable, allowing sufficient time for staff review.

Response: Please see the Company’s response to comment 1 to the July 2, 2010 Comment Letter.
Off-Balance Sheet Arrangements, page 53
2.	Comment: We note that you have made revisions to your disclosure in this section in response to comment 5 from our letter dated July 2, 2010, and that you have chosen not to file any of the related agreements. Please supply a written analysis of how you concluded that you are not required to file the collateral agreements between your initial investors and the regulatory agencies, and any agreements between the company and its initial investors with respect to such collateral under Item 601 (b)(10) of Regulation S-K.

Response: Please see the Company’s response to comment 4 to the July 2, 2010 Comment Letter.
Certain Relationships and Related-Party Transactions, page 101
Inventory Financing and Resale Agreements, page 101
3.	Comment: Please revise the number of shares of Molycorp, LLC issued to Traxys in exchange for all outstanding advances and finance charges totaling $6.8 million on November 15, 2009 to reflect the effect of your common stock split took place to July 8, 2010.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 101.

Securities and Exchange Commission
July 13, 2010

          Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning the Amendment. Thank you for your attention to this matter.

Sincerely,
/s/ John F. Ashburn, Jr., Esq.

John F. Ashburn, Jr., Esq.
Executive Vice President and General Counsel

cc:
Mark A. Smith
Christopher M. Kelly, Esq.
Michael J. Solecki, Esq.
Michael Kaplan, Esq.
Suying Li
Chris White
Ken Schuler
Laura Nicholson